Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

November 26, 2007

Nikko Cordial Corporation

November 26, 2007

To Shareholders

Nikko Cordial Corporation

Q&A on Administrative Procedures Relating to the Share Exchange

      This is an outline, presented in Q&A form, of the procedures for shareholders of Nikko Cordial Corporation (“NCC” or “Nikko Cordial Corporation”) to take following the approval of the share exchange agreement at the extraordinary meeting of shareholders.

Table of Contents:

Q1.	What is the schedule of the main events related to the share exchange?.....................................	2
Q2.	What will happen to the shares of NCC after the effective date of the share exchange?...........	2
Q3.	Will shares of NCC be de-listed?.........................................................................................................	3
Q4.	If I hold NCC share certificates, are there any procedures I need to follow?...............................	3
Q5.	How will Citigroup shares be allotted in exchange for NCC shares?............................................	3
Q6.	Will share certificates of Citigroup be delivered to shareholders?...............................................	4
Q7.	When can I sell Citigroup shares allotted to my “foreign securities trading account” at a securities company?................................................................................................................................	5
Q8.	When can I sell the Citigroup shares allotted to me upon my registration in Citigroup’s shareholder register?.............................................................................................................................	5
Q9.	What if shares allotted by Citigroup include fractional shares?....................................................	5
Q10.	Will the dividend to be paid after the share exchange by Citigroup be denominated in U.S. dollars?.......................................................................................................................................................	5
Q11.	What if shareholders do not want to exchange their shares for Citigroup shares?....................	6

      Please note that all of the information here is based on the plan currently in place and is subject to change. For more details, please refer to the materials that will be delivered separately to shareholders in the near future.

      For general inquiries concerning administrative procedures relating to the share exchange, please contact the “Share Exchange of Nikko Cordial Corporation Helpdesk”, a helpdesk exclusively for the share exchange of Nikko Cordial Corporation, as follows:

Helpdesk for Share Exchange of Nikko Cordial Corporation Tel: 0120-737-696 (Toll Free) Period of Availability: Until April 30, 2008 Time: 9:00-17:00 (Closed on Saturdays, Sundays and public holidays)

      For other inquiries such as your registered addresses and the number of shares you own, please contact the following offices:

      Period of availability: until December 19, 2007

The Chuo Mitsui Trust and Banking Company, Limited. Stock Transfer Agency Department	Tel: 0120-78-2031 (Toll Free) Operating Hours: 9:00-17:00 (Sundays, Sundays and holidays closed)

      Period of availability: from December 20, 2007

Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division	Tel: 0120-232-711 (Toll Free) Operating Hours: 9:00-17:00 (Sundays, Sundays and holidays closed)

Q1.	What is the schedule of the main events related to the share exchange?
A1.	The current schedule of the main events is as follows:
• Extraordinary general meeting of shareholders to approve the share exchange agreement	Wednesday, December 19, 2007
• First date to submit NCC share certificates	Friday, December 21, 2007
• Calculation period for the share exchange ratio	(U.S. Eastern Standard Time) From Tuesday, January 15, 2008 (inclusive) through Thursday, January 17, 2008 (inclusive)
• NCC shares to be de-listed	In late January 2008
• Effective date of share exchange	Tuesday, January 29, 2008
• Deadline for submission of NCC stock certificates	Same as above
• Delivery date for the allotted Citigroup Inc. (“Citigroup”) shares
(Through “foreign securities trading accounts”)	Wednesday, January 30, 2008
(Through registering in Citigroup’s shareholder list)	In March 2008
• Payment of the equivalent amount for fractional shares	In March 2008 or later
Note: Unless specifically noted otherwise, the dates above are all in Japan Standard Time.

Q2.	What will happen to the shares of NCC after the effective date of the share exchange?
A2.	As of the effective date of the share exchange (scheduled for January 29, 2008), all outstanding shares of NCC, will be acquired by Citigroup Japan Holdings Ltd. (“CJH”), and CJH will become the sole

            shareholder of NCC. NCC shareholders (except for CJH) will receive the number of Citigroup common            shares determined in accordance with the Share Exchange Agreement with an expected value at the time            the exchange ratio is determined of 1,700 yen per NCC share. For details, please refer to the reference            materials to the convocation notice to the extraordinary general meeting of shareholders.

Q3.	Will shares of NCC be de-listed?
A3.

When the share exchange is completed and NCC becomes a wholly-owned subsidiary of CJH, NCC shares are expected to be de-listed in accordance with the listing regulations of the respective stock exchanges. If the share exchange is not completed, NCC shares are not expected to be de-listed. After de-listing, NCC shares cannot be traded on the respective share exchanges.

Q4.	If I hold NCC share certificates, are there any procedures I need to follow?
A4.

Yes, your share certificates must be submitted because the NCC share certificates will become void without exception as of the effective date of the share exchange (scheduled for January 29, 2008). Shareholders who have deposited their NCC share certificates with the Japan Securities Depository Center Inc. (“JASDEC”) via securities companies are not required to submit their share certificates because JASDEC will do so on their behalf. For further details, please follow the instructions in the materials we will send separately at a later time.

If the share certificates you hold have been transferred to you from another shareholder or have been withdrawn from JASDEC, and have not been registered in your name on the NCC shareholder register, we recommend that you register these shares in your name by completing a “Change of Registered Owner Form” and submitting it to our transfer agent before the effective date of the share exchange (scheduled for January 29, 2008). After the effective date of the share exchange, only NCC shareholders whose names are registered on NCC's shareholder register will be automatically registered on Citigroup's shareholder register. If you have not registered your NCC share certificates in your name prior to the effective date, you may be required to comply with potentially inconvenient and time-consuming procedures in order to register as holders of Citigroup shares. We therefore recommend that shareholders holding share certificates not currently registered in their own name to register these shares as soon as possible.

Q5.	How will Citigroup shares be allotted in exchange for NCC shares?
A5.

The procedures differ depending on whether or not you have deposited your NCC share certificates with JASDEC and whether or not you already have opened a “foreign securities trading account” at your securities company.

(1)	Shareholders who have deposited their NCC share certificates in JASDEC
1.	If you have opened a “foreign securities trading account” at your securities company:

Since shares of Citigroup have been listed on the Tokyo Stock Exchange as foreign securities, the number of Citigroup shares determined in accordance with the share exchange agreement will be allotted through “foreign securities trading accounts” at your securities company on the day following (scheduled) the effective date of the share exchange. Also, you may choose to receive your allotted shares through an overseas custodian of your choice. In the event you select this option, you must make a request to this effect to your securities company. You will then be able to receive shares of Citigroup on the effective date of the share exchange (scheduled for January 29, 2008) through the overseas custodian of your choice.

2.	If you have not opened a “foreign securities trading account” at your securities company:

The number of Citigroup shares that will be allotted in accordance with the share exchange agreement is expected to be recorded in Citigroup’s shareholders registry (scheduled to be completed in March 2008) following a calculation process where the shareholder’s positions are aggregated and the total number of shares held is determined (“nayose”). If you choose to receive your allotted shares through an overseas custodian of your choice, you must make a request to this effect to your securities company. You will then be able to receive shares of Citigroup on the effective date of the share exchange (scheduled for January 29, 2008) through the overseas custodian of your choice.

If you have opened a “foreign securities trading account” at your securities company, you will receive shares of Citigroup through your “foreign securities trading account” on the day immediately following (scheduled) the effective date of the share exchange. On that day, you will be able to trade those shares on the Tokyo Stock Exchange via JASDEC in minimum trading units consisting of 50 shares.

(2)	Shareholders who have not deposited their NCC share certificates with JASDEC

The number of Citigroup shares that will be allotted in accordance with the share exchange agreement, is expected to be recorded in Citigroup’s shareholders registry (scheduled to be completed in March 2008) following a calculation process where the shareholder’s positions are aggregated and the total number of shares held is determined (“nayose”).

Also, shareholders who have opened “foreign securities trading accounts” after depositing their NCC share certificates in JASDEC, will receive Citigroup shares through their “foreign securities trading accounts” on the day immediately following the effective date of the share exchange. On that day, you will be able to trade those shares on the Tokyo Stock Exchange via JASDEC in minimum trading units consisting of 50 shares.

Q6.	Will share certificates of Citigroup be delivered to shareholders?
A6.

Shareholders who have “foreign securities trading accounts” or who request through their securities company to use overseas custodians, will have their allotted shares recorded in their respective accounts. Other shareholders will be recorded in Citigroup’s shareholder register. Certificates of shares of Citigroup are not expected to be sent to shareholders. For those who wish to receive Citigroup share certificates following the allotment of their shares, more details on the specific procedures involved will be forwarded to you when determined.

Q7.	When can I sell Citigroup shares allotted to my “foreign securities trading account” at a securities company?
A7:

On the day following the effective date of the share exchange (scheduled on January 29, 2008), the Citigroup shares will be registered in a “foreign securities trading account” at your securities company, and it is expected that you will be able to sell your Citigroup shares on the Tokyo Stock Exchange on the same day, in minimum trading units of 50 shares. Share lots that are less than a single trading unit will be treated differently among security companies, depending on whether or not share lots that are less than a single trading unit can be sold. Please contact your securities company about this.

Q8.	When can I sell the Citigroup shares allotted to me upon my registration in Citigroup’s shareholder register?
A8:

In order to sell the shares allotted to you upon your registration in Citigroup’s shareholder register, generally you must open a “foreign securities trading account” at a securities company, and transfer the shares to your account. You will be able to sell or transfer these shares through your securities company. Please note that you will not be able to actually sell these shares until after a substantial period following your registration in Citigroup’s shareholder register (scheduled to be completed in March 2008). Details will be provided to you when they have been determined. As previously described in Question 23, if you have already opened a “foreign securities trading account”, you will be able to sell your shares on the Tokyo Stock Exchange on the day immediately following the effective date of the share exchange, in minimum trading units consisting of 50 shares. It is therefore recommended that you make a request to open a “foreign securities trading account” as soon as possible if you are considering selling the shares at an early date.

Q9.	What if shares allotted by Citigroup include fractional shares?
A9.

For fractional shares resulting from the share exchange, the equivalent amount of cash will be paid in yen to the respective shareholders, adjusted according to the number of fractional shares held by each shareholder. The payment is scheduled to occur after March 2008.

Q10.	Will the dividend to be paid after the share exchange by Citigroup be denominated in U.S. dollars?
A10:

Citigroup is a U.S. company and pays its dividends in U.S. dollars. However, the dividends are expected to be paid in yen to shareholders who establish “foreign securities trading accounts.” Under this procedure, those dividends will be distributed by JASDEC through Citigroup’s appointed domestic bank, converted into yen.

On the other hand, shareholders who will be recorded in Citigroup’s list of shareholders are

            expected to receive dividends by U.S. dollar checks, etc. as a general rule. This may cause substantial            inconvenience including fees incurred in cashing these checks, etc. We are now considering measures,            such as establishing domestic contact points, to lessen the inconvenience. However, it is recommended            that shareholders open a “foreign securities trading account” since shareholders with “foreign securities            trading accounts” will be able to receive dividends in yen.

Q11.	What if shareholders do not want to exchange their shares for Citigroup shares?
A11:	NCC shares can be sold on the market before NCC shares are de-listed. For shares of NCC that constitute less than a trading unit, shareholders may request NCC to purchase such shares.

# # #

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877-936-2737 inside the United States (outside the United States at 1-718-765-6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.